SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Yahoo! Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

984332106
(CUSIP Number)

Third Point LLC 390 Park Avenue, 18th Floor New York, NY 10022 (212) 224-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with copies to) Michael A. Schwartz, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8267

December 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332106		Page 2 of 4 Pages
1		NAME OF REPORTING PERSON Third Point LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,000,700 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,000,700 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,000,700 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 984332106		Page 3 of 4 Pages
1		NAME OF REPORTING PERSON Daniel S. Loeb
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,000,700 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,000,700 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,000,700 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.           Security and the Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the shares of Common Stock of Yahoo! Inc. (the “Issuer”) and amends the Schedule 13D filed on September 8, 2011 (the “Original Schedule 13D”), as amended by each of Amendment No. 1 thereto filed on September 14, 2011 and Amendment No. 2 thereto filed on November 4, 2011 (the Original Schedule 13D, and as amended by such Amendments No. 1, No. 2 and this Amendment No. 3, the “Schedule 13D”).  Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 701 First Avenue, Sunnyvale, California 94089.

This Amendment No. 3 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).

This Amendment No. 3 is being filed to amend Item 4, Item 5 and Item 7 of the Schedule 13D as follows:

Item 4.           Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding thereto the following:

On December 13, 2011, the Management Company sent a letter to the Board of Directors of the Issuer, which was also included in a press release issued by the Management Company on December 13, 2011 (the “December 13 Release”).  A copy of the December 13 Release is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended to reflect the following::

On November 7, 2011, the Issuer filed its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, in which the Issuer reported 1,240,298,990 shares of Common Stock outstanding as of October 31, 2011, representing a decrease in the number of shares of Common Stock outstanding as previously reported by the Issuer.  Solely as a result of such decrease, the Shares and shares of Common Stock acquirable upon exercise of the Options together represent 5.32% of the Common Stock outstanding, as reflected on pages 2 and 3 of this Amendment No. 3.

Item 7.          Material to be filed as Exhibits.

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 99.5 – Press Release containing the Management Company’s Letter to the Board Directors of the Company, dated December 13, 2011.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2011                                                                     THIRD POINT LLC

By:	/s/ William Song____________________________
Name: William Song
Title: Attorney-in-Fact

Dated: December 13, 2011                                                                     DANIEL S. LOEB

/s/ William Song____________________________
Name: William Song
Title: Attorney-in-Fact